December 20, 2024

Robert Lewis
President, Chief Executive Officer and Director
N  K Therapeutics, Inc.
1452 N. US HWY 1, Suite 123
Ormond Beach, FL 32174

       Re: N  K Therapeutics, Inc.
           Amendment No. 5 to the Offering Statement on Form 1-A
           Filed December 17, 2024
           File No. 024-12511
Dear Robert Lewis:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 13, 2024 letter.

Amendment No. 5 to Offering Statement on Form 1-A
Use of Proceeds, page 18

1. We re-issue prior comment number 2. Because the unsecured notes to be repaid with the proceeds of this offering were issued within the past year, please describe how the proceeds from the unsecured notes were used by the company. Refer to Instruction 6 to Item 6 of Form 1-A.
        Please contact Vanessa Robertson at 202-551-3649 or Lynn Dicker at 202-551-3616
if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Alan Campbell at 202-551-4224
with any other questions.
 December 20, 2024
Page 2



                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences
cc:   Jim Byrd